Lang Michener LLP
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File Number: 57330-2

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E-Mail: swong@lmls.com

BY COURIER

March 4, 2005

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Susan Min

Dear Ms. Min:

Evolving Gold Corp. - Amendment #2 to Form 20-F Filed March 7, 2005 Your File No. 0-50953

We write on behalf of Evolving Gold Corp. (the “Company” or “Evolving Gold”) in response to Staff’s letter of January 3, 2005 (the “Comment Letter”) signed by H. Roger Schwall, Assistant Director of Division of Company Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing.

In response to Staff’s comments, the Company has filed with the Commission an Amendment No. 2 to the Form 20-F Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (the “Form 20-F/A-2”) . We enclose with this letter three copies of the Form 20-F/A-2, plus three red-lined copies that have been red-lined to show the changes from the Amendment No. 1 to the Form 20-F (the “Form 20F/A-1”).

In addition to the revisions to Form 20-F/A-1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A-2.

GENERAL

1.          In your next amendment to the registration statement, include information as up to date as possible. We refer to General Instruction C(b) of Form 20-F,

which states that “[U]less an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement...”. For example, update the information in the high and low exchange rates for the previous six months, as well as the capitalization and indebtedness table. See Item 3.A.3(b) of Form 20-F.

In response to Staff’s comment, the Company has updated the information for the high and low exchange rates for the previous six months and capitalization and indebtedness table. In addition, the Company updated the Form 20-F/A-2 to include its financial statements for the nine month period ended December 31, 2004.

FORWARD-LOOKING STATEMENTS, PAGE 3

2.          You state that actual future results and trends may differ materially from historical results or those projected in a variety of factors, including items under the risk factor section. Please revise this statement so that it does not suggest that you have failed to disclose all known material risks in the risk factor section.

In response to Staff’s comment, the Company has amended the Forward-Looking Statements to avoid suggesting that the Company has failed to disclose all known material risks in the risk factor section.

RISK FACTORS, PAGE 8

3.          We note your response that you do not believe that you would be deemed a Passive Foreign Investment Company (PFIC). Please provide us the reason(s) that you do not believe you would be deemed a PFIC.

In response to Staff’s comment, the Company included a risk factor on PFIC and revised the U.S. Securities Tax section to include a discussion with respect to PFIC. The Company is not considered a PFIC for the year ending March 31, 2004 because of the following:

(a)	At least 75 of its gross income for the tax year was not passive income. The Company had no income at all; and

(b)	At least 50% of the average fair market value of the Company’s assets did not consist of assets that either produce or are held for the production of passive income.

4.          Your response to comment 10 states that you do not believe there is any conflict of interest between the Company and any of your officers and directors. Please tell us, on a supplemental basis, what measures have been taken for the lack of conflict of interest between the Company and your officers and directors. Otherwise, consider including a risk factor discussion addressing the potential conflict of interest between the Company, some of its officers and directors who also serve on boards of companies in the same industry as you. For example, if a property or opportunity became available for more than one of those companies, how would the common director proceed?

In response to Staff’s comment, the Company has inserted a risk factor discussing potential conflicts of interest between the Company and its officers and directors who also serve on boards of companies in the same industry as the Company. The Company has also expanded ITEM 10.B to provide additional disclosure regarding the procedure in the event that a director has a conflict of interest in a matter.

THE AMOUNT OF CAPITAL NECESSARY TO MEET ALL ENVIRONMENTAL REGULATIONS..., PAGE 8

5.          We note your response to comment 12. However, we fail to see a discussion or a cross-reference to the specific governmental rules and regulation, including federal, provincial and local government rules and regulations, which impact your business activities. Additionally, include a discussion of environmental regulations, which impact your operations. We may have further comments. See Item 4.B.8 of Form 20-F.

In response to Staff’s comment, the Company has inserted a discussion to address the types of governmental rules and regulations that impact the Company’s preliminary exploration on the Murray Property and the Winnemucca Mountain Property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 18

6.           Your response to comment 22 states that all your private placements occurred in Canada. Please disclose the specific exemption that you relied on in the filing.

In response to Staff’s comment, the Company has inserted in Item 5.A. Results of Operation that the Company relied on the exemption available under Section 3.1 of Multilateral Instrument 45-103 in Canada and Rule 903 of Regulation S of the Securities Act of 1933.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7420.

Yours truly,

/s/ Sharon Wong
Sharon Wong
for Lang Michener LLP
SW/cxm

cc:       Lawrence Dick, President and CEO, Evolving Gold Corp.
            Warren McIntyre, CFO and Corporate Secretary, Evolving Gold Corp.